UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,102,044
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,102,044
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,891,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 32,249,492 shares of Common Stock outstanding as of March 27, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2019, that was filed by the Issuer with the Securities and Exchange Commission on March 28, 2019.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,102,044
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,102,044
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,891,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 32,249,492 shares of Common Stock outstanding as of March 27, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2019, that was filed by the Issuer with the Securities and Exchange Commission on March 28, 2019.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,102,044
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,102,044
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,891,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 32,249,492 shares of Common Stock outstanding as of March 27, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2019, that was filed by the Issuer with the Securities and Exchange Commission on March 28, 2019.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,891,684
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,102,044
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,891,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 32,249,492 shares of Common Stock outstanding as of March 27, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2019, that was filed by the Issuer with the Securities and Exchange Commission on March 28, 2019.

This Amendment No. 21 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

The Reporting Persons are filing this Amendment to report distributions by Partners of shares of Common Stock on a pro rata basis to certain limited partners that elected in 2017 and/or 2018, as applicable, to redeem all or a portion of their interest in Partners.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In connection with the May 10, 2019 distributions by Partners of an aggregate of 1,072,693 shares of Common Stock on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners, in lieu of withholding a reasonable reserve from such distributions with respect to those limited partners that elected to redeem all of their interest in Partners (the “Redeeming Limited Partners”) for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of or claims against Partners, a separate account controlled by Partners or its designee was established on behalf of, and for the benefit of, such Redeeming Limited Partners (each, a “Liability Account” and, collectively, the “Liability Accounts”) pursuant to the limited partnership agreement of Partners. From the shares of Common Stock distributed by Partners to the Redeeming Limited Partners, an aggregate of 530,374 shares of Common Stock were contributed into the Liability Accounts of such Redeeming Limited Partners. These contributions of shares of Common Stock into the Liability Accounts were effected pursuant to the terms of the limited partnership agreement of Partners and no other consideration was paid in connection with such contributions.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Pursuant to certain terms and conditions for margin loans entered into by each of Mr. Lampert (the “Lampert Margin Loan”) and Partners (the “Partners Margin Loan” and, together with the Lampert Margin Loan, the “Margin Loans”), dated as of February 7, 2019, with Citibank, N.A., as lender (“Lender”), Lender agreed to make one or more margin loans to Partners and Mr. Lampert, as applicable, in an aggregate principal amount not to exceed $155 million, subject to adjustment pursuant to the terms of the Margin Loans. As of the date of this Amendment, an aggregate of approximately $29.24 million in principal amount was outstanding under the Margin Loans. The borrowings under the Margin Loans, together with other consideration, were primarily used by the Reporting Persons, through their affiliate Transform Holdco LLC, to consummate the acquisition on February 11, 2019, of substantially all of the go-forward retail footprint and other assets and component businesses of Sears Holdings Corporation as a going concern. The Margin Loans each mature on August 31, 2019, but each may (or must upon the occurrence of certain events described in the terms and conditions of such Margin Loans) be prepaid earlier.

In connection with the Margin Loans, among other assets, 500,000 shares of Common Stock held by Partners were pledged as security for the obligations under the Partners Margin Loan and 1,500,000 shares of Common Stock held by Mr. Lampert were pledged as security for the obligations under the Lampert Margin Loan. Pursuant to the terms of the Margin Loans, upon the occurrence and during the continuation of an event of default, Lender may exercise certain remedies including the right to sell or otherwise dispose of the shares of Common Stock pledged as security under the Margin Loans, as applicable. However, Lender may not exercise any voting or dispositive power over any such shares of Common Stock except to the extent that an event of default under the applicable Margin Loan has occurred and is continuing. The Margin Loans contain certain customary provisions, including representations and warranties, covenants, loan to value requirements, mandatory prepayment events and events of default.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 14, 2019, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	20,891,684	(1)(2)	64.8	% (3)	5,102,044	(2)	0	5,102,044	(2)	15,789,640	(1)
RBS Partners, L.P.	20,891,684	(1)(2)	64.8	% (3)	5,102,044	(2)	0	5,102,044	(2)	15,789,640	(1)
ESL Investments, Inc.	20,891,684	(1)(2)	64.8	% (3)	5,102,044	(2)	0	5,102,044	(2)	15,789,640	(1)
Edward S. Lampert	20,891,684	(1)(2)	64.8	% (3)	20,891,684	(1)(2)	0	5,102,044	(2)	15,789,640	(1)

(1)

This number includes 15,789,640 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 4,571,670 shares of Common Stock held by Partners and 530,374 shares of Common Stock held in the Liability Accounts controlled by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(3)

This is based upon 32,249,492 shares of Common Stock outstanding as of March 27, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2019, that was filed by the Issuer with the Securities and Exchange Commission on March 28, 2019.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in each of Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.5 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.6	Stock Purchase Plan, dated December 11, 2015, among Edward S. Lampert, ESL Partners, L.P. and Watermill Institutional Trading LLC (incorporated by reference to Exhibit 99.6 to the Amendment to the Schedule 13D filed on December 14, 2015).

99.7	Joint Filing Agreement (incorporated by reference to Exhibit 99.7 to the Amendment to the Schedule 13D filed on January 25, 2018).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
ESL Partners, L.P.	05/10/2019	Pro Rata Distribution to Redeeming Limited Partners	542,319 (1)	$0

(1)

Represents the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., over which ESL Partners, L.P. (“Partners”) divested beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, following the May 10, 2019 distributions by Partners of an aggregate of 1,072,693 shares of Common Stock on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners and, from the shares of Common Stock distributed by Partners to those limited partners that elected to redeem all of their interest in Partners (the “Redeeming Limited Partners”), the aggregate of 530,374 shares of Common Stock that were contributed into separate accounts controlled by Partners or its designee that were established on behalf of, and for the benefit of, such Redeeming Limited Partners, which was effected pursuant to the terms of the limited partnership agreement of Partners in lieu of withholding a reasonable reserve from the amounts otherwise distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of or claims against Partners.